Exhibit 99.1

X Financial Reports Second Quarter 2019 Unaudited Financial Results

SHENZHEN, China, August 19, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                      Net income attributable to X Financial shareholders in the second quarter of 2019 increased by 0.8% to RMB303.6 million (US$44.2 million) from RMB301.1 million in the same period of 2018.

•                      Non-GAAP1 net income attributable to X Financial shareholders in the second quarter of 2019 decreased by 0.01% to RMB342.5 million (US$49.9 million) from RMB342.6 million in the same period of 2018.

•                     Net revenues in the second quarter of 2019 decreased by 23.6% to RMB809.6 million (US$117.9 million) from RMB1,059.6 million in the same period of 2018.

•                      Income from operation in the second quarter of 2019 decreased by 43.3% to RMB262.8 million (US$38.3 million) from RMB463.1 million in the same period of 2018.

•                      Net income per basic and diluted American depositary share (“ADS”) 2 in the second quarter of 2019 were RMB1.94 (US$0.28) and RMB1.86 (US$0.27) respectively, compared with RMB2.14 and RMB1.98, respectively, in the same period of 2018.

•                      Non-GAAP net income per basic and diluted ADS in the second quarter of 2019 were RMB2.18 (US$0.32) and RMB2.10 (US$0.31), respectively, compared with RMB2.44 and RMB2.26, respectively, in the same period of 2018.

Second Quarter 2019 Operational Highlights

•                      Total loan facilitation amount3 in the second quarter of 2019 was RMB10,172 million, representing a decrease of 9.1% from RMB11,186 million in the same period of 2018 and an increase of 5.6% from RMB9,629 million in the first quarter of 2019.

•                      The loan facilitation of Xiaoying Credit Loan4 in the second quarter of 2019 was RMB7,619 million, representing a decrease of 23.2% from RMB9,925 million in the same period of 2018 and a decrease of 3.9% from RMB7,932 million in the first quarter of 2019. Xiaoying Credit Loan accounted for 74.9% of the Company’s total loan facilitation amount, compared with 88.7% in the same period of 2018.

1  The Company uses in this press release the following non-GAAP financial measures: (1) net income, (2) net income attributable to X Financial shareholders, (3) net income per basic ADS, and (4) net income per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents two Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan in 2018.

•                      Total outstanding loan balance5 as of June 30, 2019 was RMB19,821 million, compared with RMB22,270 million as of June 30, 2018 and RMB20,187 million as of March 31, 2019.

•                      Total number of loans facilitated6 in the second quarter of 2019 was 3,593,383, representing an increase of 254.5% from 1,013,774 in the same period of 2018 and an increase of 144.7% from 1,468,270 for the first quarter of 2019.

•                      Average loan amount per transaction7 in the second quarter of 2019 was RMB2,831, representing a decrease of 74.3% from RMB11,035 in the same period of 2018 and a decrease of 56.8% from RMB6,558 for the first quarter of 2019.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of June 30, 2019 were 3.10% and 4.99%, respectively, compared with 3.56% and 5.21%, respectively, as of March 31, 2019, and 1.98% and 3.26%, respectively, as of June 30, 2018.

•                      Number of active borrowers in the second quarter of 2019 was 795,032, representing a decrease of 2.0% from 811,267 in the same period of 2018 and an increase of 6.7% from 745,056 in the first quarter of 2019.

•                      The amount of cumulative borrowers each of whom made at least one transaction on the Company’s lending platform as of June 30, 2019 was 5,031,589.

•                      Total cumulative registered users reached 30,110,387 as of June 30, 2019.

•                      Number of active individual investors8 in the second quarter of 2019 was 79,218, representing a decrease of 44.0% from 141,371 in the same period of 2018 and a decrease of 18.1% from 96,686 in the first quarter of 2019.

•                      The cumulative number of active individual investors as of June 30, 2019 was 489,880, compared with 380,907 as of June 30, 2018, and 477,489 as of March 31, 2019.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to report a solid quarter where we made significant progress across a number of different aspects. Our business development momentum remains strong with the quality of loans facilitated on our platform improving and financing from institutional investors expanding. I’d like to highlight some of these achievements.”

“First, the industry regulatory environment remains challenging during the second quarter of this year. No matter what the regulation trends are, we are making ourselves thoroughly prepared to be qualified and compliant with new regulations in order to protect investors and shareholders’ benefits.”

“Second, the high-quality loans on our platform and our strong reputation in the industry is helping us to attract more institutional investors. During the second quarter of 2019, funding from non-individual investors (mainly from financial institutions) accounts for around 26.7% of the loans facilitated through our platform, a significant improvement from 10.4% in the first quarter of 2019. Demand from institutional investors for our high-quality assets remains strong and will gradually reduce our funding costs over time. Financial institutions have extended credit lines to us in an amount of approximately RMB26.4 billion for us to facilitate loan transactions on our platform which reflects the trust that financial institutions have in the quality of our assets and the strength of our risk management systems.”

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Represents the total number of transactions of loan facilitation during the relevant period.

7  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

8  Refers to individual investors who made at least one transaction during that period on our platform.

“Third, our delinquency rate improved on a sequential basis as we continue to invest in our risk management systems and the technology. With the macro economic environment softening, we are diversifying our customer acquisition channels through partnerships with e-commerce platforms and financial product marketplaces.”

“Lastly, Xiaoying Wallet, our recently launched revolving credit product, grew rapidly during this quarter with transaction volumes jumping significantly to RMB971 million from RMB200 million in the last quarter and outstanding loan balance increasing to RMB578 million as of June 30, 2019 from RMB177 million as of March 31, 2019. Xiaoying Wallet was developed with the needs of our customers in mind and we leveraged our sophisticated big data analysis capabilities and advanced technological infrastructure to offer the best product.”

“In conclusion, we are confident in our future growth prospects and ability to create long-term value for our investors and shareholders, we will continue to provide the best user-friendly and convenient financial services to borrowers, and help them to meet demand for consumption, and grow their small and micro-loan business.”

Mr. Simon Cheng, President of the Company, added, “We are pleased to see the quality of the loans facilitated on our platform improve and delinquency rates for both 30-90 days and 90-180 days go down sequentially which reflects our strong risk management capabilities and efforts in continued investment in risk control infrastructure.”

“Besides, we are expanding investor acquisition channels, including banks, trust companies and other financial institutions to strengthen our funding cost advantage and diversify funding sources. Additionally, we are expanding our borrower acquisition channels by cooperating with more platforms to enlarge our customer base and accelerate business growth.”

“We are happy to see Xiaoying Wallet is growing in importance as a result of strong demand in the market. The number of transactions of Xiaoying Wallet in the second quarter of 2019 was 2.9 million, increased from around 640,000 in the first quarter of 2019, representing an increase of 347.2% quarter over quarter; The number of registered and approved users of Xiaoying Wallet was 542,752 as of June 30, 2019, increasing from 192,891 as of March 31, 2019; The number of active users of Xiaoying Wallet was 221,320 as of June 30, 2019, increasing from 81,975 as of March 31, 2019. Xiaoying Wallet is expected to maintain strong growth momentum and gradually account for a larger percentage of our overall business’s revenue.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, commented, “We delivered solid financial results during 2019 second quarter despite the regulatory uncertainties remain. Non-GAAP net income attributable to X Financial shareholders increased slightly to RMB342.5 million during this quarter.”

“We continued to expand our relationships with banks and trust companies as well as institutional funding partners during this quarter. Funding costs remained stable as we continue to attract low-cost funding with the high-quality loans on our platform.”

“We are pleased to see one of our major subsidiaries classified as a software enterprise in May 2019 which makes it tax exempt of Enterprise Income Tax of 2018 and subject to a preferential EIT rate of 12.5% from 2019 to 2021. This contributed significantly to the income tax benefit of RMB113.7 million during the quarter.”

“In conclusion, we are pleased with our operational and financial performance this quarter and will continue to roll out initiatives and apply technology across our business to improve operational efficiency and create long-term sustainable value for our shareholders.”

Second Quarter 2019 Financial Results

Net revenues in the second quarter of 2019 decreased by 23.6% to RMB809.6 million (US$117.9 million) from RMB1,059.6 million in the same period of 2018, primarily due to a decrease in transaction volumes of Xiaoying Credit Loan in this quarter compared with the same period of 2018.

Loan facilitation service fees under the direct model in the second quarter of 2019 decreased by 46.0% to RMB474.1 million (US$69.1 million) from RMB878.6 million in the same period of 2018, primarily due to a decrease in transaction volumes of Xiaoying Credit Loan and a shift in strategy to attract more institutional investors through the intermediary model

Loan facilitation service fees under the intermediary model in the second quarter of 2019 increased by 64.7% to RMB157.5 million (US$22.9 million) from RMB95.6 million in the same period of 2018, primarily due to an increase in the total volume of products offered under the intermediary model as the Company shifted its strategy to attract more institutional investors.

Post-origination service fees in the second quarter of 2019 increased by 294.0% to RMB96.6 million (US$14.1 million) from RMB24.5 million in the same period of 2018, primarily due to a significant increase in transaction volumes of Xiaoying Credit Loan over the last twelve months for loans with a weighted average contractual terms of 10~12 months. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the second quarter of 2019 increased by 135.3% to RMB55.8 million (US$8.1 million) from RMB23.7 million in the same period of 2018, primarily due to the newly established trusts this year.

Other revenue in the second quarter of 2019 decreased by 31.1% to RMB25.6 million (US$3.7 million) from RMB37.1 million in the same period of 2018, primarily due to a decrease in guarantee revenue associated with loans facilitated under the Old ZhongAn model9, which are no longer offered to our customers from September 15, 2017.

9  Refers to the arrangement with ZhongAn prior to September 2017, under which ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default, where we at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected.

Origination and servicing expenses in the second quarter of 2019 increased by 47.6% to RMB421.7 million (US$61.4 million) from RMB285.6 million in the same period of 2018, primarily due to an increase in collection expenses for the cumulative effect of the growing business and customer acquisition costs for the recently launched revolving credit product, Xiaoying Wallet.

General and administrative expenses in the second quarter of 2019 increased by 28.9% to RMB55.6 million (US$8.1 million) from RMB43.1 million in the same period of 2018, primarily due to an increase in share-based compensation expenses for the options granted on or after IPO  and administrative expenses related to the newly established trusts.

Sales and marketing expenses in the second quarter of 2019 decreased by 53.4% to RMB26.8 million (US$3.9 million) from RMB57.5 million in the same period of 2018, primarily due to a reduction in promotional and advertising expenses.

Provision for contingent guarantee liabilities in the second quarter of 2019 was nil, compared with RMB83.6 million in the same period of 2018, primarily because there have been no deteriorations in estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets in the second quarter of 2019 decreased by 63.0% to RMB40.1 million (US$5.8 million) from RMB108.5 million in the same period of 2018, primarily due to the decrease in revenue this quarter compared with same period of 2018 and a change in estimated default rates.

Income from operation in the second quarter of 2019 decreased by 43.3% to RMB262.8 million (US$38.3 million) from RMB463.1 million in the same period of 2018.

Income before income taxes and gain from equity in affiliates in the second quarter of 2019 was RMB186.6 million (US$27.2 million), compared with RMB412.1 million in the same period of 2018.

Income tax benefit in the second quarter of 2019 was RMB113.7 million (US$16.6 million) compared with an income tax expense of RMB114.3 million in the same period of 2018, primarily due to the facts that (i) two major subsidiaries of the Company became qualified enterprises in the second half of 2018 to enjoy the preferential income tax rate of 15% from 2018 to 2020, and (ii) one major subsidiary of the Company was certified as software enterprise in early May 2019 to enjoy the preferential income tax rate of 12.5% from 2019 to 2021 and full tax exemption for the tax year ending on December 31,2018 recorded this quarter.

Net income attributable to X Financial shareholders in the second quarter of 2019 was RMB303.6 million (US$44.2 million), compared with RMB301.1 million in the same period of 2018.

Non-GAAP net income attributable to X Financial shareholders in the second quarter of 2019 was RMB342.5 million (US$49.9 million), compared with RMB342.6 million in the same period of 2018.

Net income per basic and diluted ADS in the second quarter of 2019 were RMB1.94 (US$0.28) and RMB1.86 (US$0.27), respectively, compared with RMB2.14 and RMB1.98, respectively, in the same period of 2018.

Non-GAAP net income per basic and diluted ADS in the second quarter of 2019 were RMB2.18 (US$0.32) and RMB2.10 (US$0.31), respectively, compared with RMB2.44 and RMB2.26, respectively, in the same period of 2018.

Cash and cash equivalents was RMB931.0 million (US$135.6 million) as of June 30, 2019, compared with RMB1,555.4 million as of March 31, 2019.

Business Outlook

X Financial currently expects the total loan facilitation for the third quarter of 2019 to be approximately RMB10,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, August 19, 2019 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 26, 2019:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10133980

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (1) net income, (2) net income attributable to X Financial shareholders, (3) net income per basic ADS, and (4) net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These Non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-02, Leases, which requires lessees to record lease liabilities and right-of-use assets as of the date of adoption and was incorporated into GAAP as Accounting Standards Codification (“ASC”) Topic 842. The Company adopted the new standard prospectively effective January 1, 2019, using a modified retrospective basis method under which prior comparative periods are not restated.  As of January 1, 2019, the Company had some operating leases for its offices with the remaining contractual terms of 16~46 months. Under the terms of the lease, the Company will pay base annual rent (subject to an annual fixed percentage increase), plus fixed property management fees. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Condensed Consolidated Balance Sheets. There was no cumulative adjustment to our retained earnings.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2018	As of June 30, 2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,069,361	931,001	135,616
Restricted cash	208,346	677,089	98,629
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,379,293	1,183,500	172,396
Loans held for sale	632,717	428,625	62,436
Loans at fair value	33,417	1,289,463	187,831
Prepaid expenses and other current assets	115,193	650,210	94,715
Financial guarantee derivative	358,250	774,180	112,772
Amounts due from related party	20,000	—	—
Deferred tax assets, net	346,648	346,648	50,495
Long term investments	287,223	281,730	41,039
Property and equipment, net	23,215	21,688	3,159
Intangible assets, net	28,400	32,324	4,709
Loan receivable from Xiaoying Housing Loans, net	128,101	132,137	19,248
Other non-current assets	6,806	60,968	8,881
TOTAL ASSETS	4,636,970	6,809,563	991,926

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	—	1,460,640	212,766
Guarantee liabilities	20,898	15,991	2,329
Short-term borrowings	198,000	400,010	58,268
Accrued payroll and welfare	93,464	65,979	9,611
Other tax payable	134,129	83,086	12,103
Income tax payable	312,238	264,175	38,481
Deposit payable to channel cooperators	134,042	178,112	25,945
Accrued expenses and other current liabilities	178,701	235,203	34,262
Deferred tax liabilities	47,428	47,428	6,909
Other non-current liabilities	—	38,993	5,680
TOTAL LIABILITIES	1,118,900	2,789,617	406,354

Commitments and Contingencies
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized, 303,614,298 and 313,614,297 shares issued and outstanding as of December 31, 2018 and June 30, 2019 respectively)	190	196	29
Additional paid-in capital	2,824,223	2,909,198	423,772
Retained earnings	640,115	1,054,100	153,547
Other comprehensive income	52,495	55,205	8,042
Total X Financial shareholders’ equity	3,517,023	4,018,699	585,390
Non-controlling interests	1,047	1,247	182
TOTAL EQUITY	3,518,070	4,019,946	585,572

TOTAL LIABILITIES AND EQUITY	4,636,970	6,809,563	991,926

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	878,628	474,120	69,063	1,518,078	1,100,502	160,306
Loan facilitation service- Intermediary Model	95,599	157,465	22,937	168,900	192,627	28,059
Post origination service	24,530	96,636	14,077	38,893	169,643	24,711
Financing income	23,696	55,760	8,122	49,808	73,561	10,715
Other revenue	37,139	25,605	3,730	72,602	49,670	7,235
Total net revenue	1,059,592	809,586	117,929	1,848,281	1,586,003	231,026

Operating costs and expenses:
Origination and servicing	285,597	421,656	61,421	573,885	758,195	110,444
General and administrative	43,087	55,558	8,093	82,813	111,826	16,289
Sales and marketing	57,455	26,760	3,898	107,939	57,445	8,368
Provision for contingent guarantee liabilities	83,553	—	—	182,736	—	—
Provision for accounts receivable and contract assets	108,474	40,141	5,847	169,695	106,545	15,520
Provision for loan receivable from Xiaoying Housing Loans	18,318	2,688	392	18,318	10,148	1,478
Total operating costs and expenses	596,484	546,803	79,651	1,135,386	1,044,159	152,099

Income from operation	463,108	262,783	38,278	712,895	541,845	78,927
Interest income	1,348	4,644	676	3,925	5,406	787
Foreign exchange gain (loss)	(1)	22	3	(9)	(851)	(124)
Investment loss	—	(12,538)	(1,826)	—	(12,538)	(1,826)
Change in fair value of financial guarantee derivative	(55,135)	(61,271)	(8,925)	(101,249)	(114,262)	(16,644)
Fair value adjustments related to Consolidated Trusts	6,110	14,759	2,150	6,799	47,767	6,958
Fair value adjustments related to loans held for sale	—	(23,063)	(3,360)	—	(30,319)	(4,416)
Other income (loss), net	(3,294)	1,272	185	(3,288)	8,986	1,309

Income before income taxes and gain from equity in affiliates	412,136	186,608	27,181	619,073	446,034	64,971

Income tax expense (benefit)	114,313	(113,724)	(16,566)	179,197	(64,303)	(9,367)
Gain from equity in affiliates	3,239	3,249	473	3,379	7,045	1,026
Net income	301,062	303,581	44,220	443,255	517,382	75,364
Less: net income (loss) attributable to non-controlling interests	(6)	—	—	(50)	200	29
Net income attributable to X Financial shareholders	301,068	303,581	44,220	443,305	517,182	75,335

Net income	301,062	303,581	44,220	443,255	517,382	75,364
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	19,579	21,614	3,148	4,872	2,731	398
Comprehensive income	320,641	325,195	47,368	448,127	520,113	75,762
Less: comprehensive income (loss) attributable to non controlling interests	(6)	—	—	(50)	200	29
Comprehensive income attributable to X Financial shareholders	320,647	325,195	47,368	448,177	519,913	75,733

Net income per ADS—basic	2.14	1.94	0.28	3.16	3.34	0.49
Net income per ADS—diluted	1.98	1.86	0.27	2.92	3.22	0.47

Weighted average number of ordinary shares outstanding—basic	280,087,342	312,856,055	312,856,055	280,087,342	309,459,601	309,459,601
Weighted average number of ordinary shares outstanding—diluted	304,381,423	325,115,232	325,115,232	304,381,423	321,718,778	321,718,778

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	301,062	303,581	44,220	443,255	517,382	75,364
Add: Share-based compensation expenses (net of tax of nil)	41,509	38,954	5,674	82,721	81,153	11,821
Non-GAAP net income	342,571	342,535	49,894	525,976	598,535	87,185

Net income attributable to X Financial shareholders	301,068	303,581	44,220	443,305	517,182	75,335
Add: Share-based compensation expenses (net of tax of nil)	41,509	38,954	5,674	82,721	81,153	11,821
Non-GAAP net income attributable to X Financial shareholders	342,577	342,535	49,894	526,026	598,335	87,156

Non-GAAP net income per ADS—basic	2.44	2.18	0.32	3.76	3.86	0.56
Non-GAAP net income per ADS—diluted	2.26	2.10	0.31	3.46	3.72	0.54

Weighted average number of ordinary shares outstanding—basic	280,087,342	312,856,055	312,856,055	280,087,342	309,459,601	309,459,601
Weighted average number of ordinary shares outstanding—diluted	304,381,423	325,115,232	325,115,232	304,381,423	321,718,778	321,718,778